EXHIBIT 8
                                                              ---------


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY

- -----------------------------------X
GWYNNE L. HORWITS, SEP IRA,        :
                                   :
                        Plaintiff, :
                                   :
v.                                 :         Civil Action No.  14424
                                   :
HARRY G. BECKNER, T. KIMBALL       :
BROOKER, DAVID H. COHEN, ILENE S.  :
GORDON, CHARLES MARSHALL, GERALD   :
M. MCCARTHY, ANDREW MCNALLY, IV,   :
ALBIN F. MOSCHNER, PETER S.        :
WILLMOTT, JERRY K. PEARLMAN,       :
ZENITH ELECTRONICS CORPORATION,    :
and LG ELECTRONICS INC.,           :
                                   :
                       Defendants. :
- -----------------------------------X

                       AMENDED CLASS ACTION COMPLAINT
                       ------------------------------

    Plaintiff, by its attorneys, alleges upon information and belief, except with respect to its ownership of common stock of Zenith Electronics Corporation ("Zenith") as follows:

                                  PARTIES
                                  -------
    1. Plaintiff is the owner of shares of defendant Zenith.
    2. Zenith Electronics Corp. is a Delaware corporation with executive offices at 1000 Milwaukee Avenue, Glenview, Illinois 60025-2400. Zenith designs, manufactures and distributes computer and consumer electronic products. As of June 30, 1995, Zenith had approximately 46,896,492 shares of common stock outstanding. On July 24, 1995, Zenith disseminated its Schedule 14D-9 Solicitation/Recommendation Statement Pursuant to Section 14(D)(4) of the Securities Exchange Act of 1934 (the "Schedule 14D-9"), in connection with the Transaction (defined below).
    3. Defendant Harry G. Beckner is a Director of Zenith.
    4. Defendant T. Kimball Brooker is a Director of Zenith.
Brooker is Chairman of the Executive Committee of the Zenith Board.
    5. Defendant David H. Cohen is a Director of Zenith.
    6. Defendant Ilene S. Gordon is a Director of Zenith.
    7. Defendant Charles Marshall is a Director of Zenith.
    8. Defendant Gerald M. McCarthy is Executive Vice
President and a Director of Zenith. McCarthy is Executive Vice President, Sales and Marketing, and member of the office of the Chairman. McCarthy is also President of Zenith Sales Company, a division of Zenith.
    9. Defendant Andrew McNally, IV is a Director of Zenith.
    10. Defendant Albin F. Moschner is President and Chief
Executive Officer of Zenith, and a Director of Zenith.
    11. Defendant Peter S. Willmott is a Director of Zenith.
    12. Jerry K. Pearlman is Chairman and former Chief
Executive Officer of Zenith, and is a present Director and consultant of Zenith.
    13. The foregoing Directors of Zenith (collectively the
"Director Defendants"), owe fiduciary duties to Zenith and its public shareholders.
    14. LG Electronics Inc. is a unit of South Korea's LG
Group., with executive offices located at LG Twin Towers 20, Yoido-dong, Youngdungpo-gu, Seoul, Korea 150-721. LG Electronics Inc. and LG Group are referred to herein collectively as "LG". LG presently owns or controls approximately 1.45 million Zenith shares. On July 21, 1995, LG effected the filing with the Securities and Exchange Commission of a
Schedule 14D-1 Tender Offer Statement Pursuant To Section 14(D)(1) of the Securities Exchange Act of 1934 and Schedule 13D Under the Securities Exchange Act of 1934, and Offer To Purchase For Cash Up To 18,619,000 Shares of Common Stock (including the associated rights) of Zenith Electronics Corporation at $10.00 Net Per Share By LG Electronics Inc. (collectively the "Schedule 14D-1"), in connection with the Transaction (defined below). LG has knowingly and substantially participated in, and is benefitting by, breaches of fiduciary duties alleged herein, and therefore is liable as a aider and abettor thereof.
    15. In connection with the Transaction (defined below) and pursuant to the Stock Purchase Agreement dated as of July 17, 1995 By and Between Zenith Electronics Corporation and LG Electronics Inc. (the "Agreement"), LG Electronics Inc. agreed, among other things, that the Agreement shall be governed by, construed under and enforced in accordance with, the laws of the State of Delaware without regard to its conflict-of-laws principles, and (1) that any legal action or proceeding arising out of or in connection with the Agreement or the transactions contemplated thereby shall be brought exclusively in the Courts of the State of Delaware or the Federal Courts of the United States of America sitting in Delaware, (2) that LG Electronics Inc. irrevocably submits to the jurisdiction of each such Court, and (3) that any summons, pleading, judgment, memorandum of law, or other paper relevant to any such action or proceeding shall be sufficiently served if delivered to the recipient thereof by certified or registered mail (with return receipt) at 20 Yoido-dong, Youngdungpo-gu, Seoul, 150-721 Korea, Attention: Chief Executive Officer, with a copy to Mayer Brown & Platt, 190 South LaSalle Street, Chicago, Illinois, 60603, Attention: Robert A. Helman, Esq.

                         CLASS ACTION ALLEGATIONS
                         ------------------------
    16. Plaintiff brings this action on its own behalf and as
a class action on behalf of all shareholders of defendant Zenith (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.
    17. This action is properly maintainable as a class action for the following reasons:
        (a) The class of shareholders for whose benefit this
action is brought is so numerous that joinder of all class members is impracticable. As of June 30, 1995, there were over 46 million shares of defendant Zenith common stock outstanding owned by shareholders scattered throughout the United States.
        (b) There are questions of law and fact which are
common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
        i. Whether one or more of the defendants has
engaged in a plan and scheme to entrench and/or enrich themselves at the expense of defendant Zenith's public stockholders in the sale of control of Zenith;
        ii. Whether the Director Defendants have engaged in
a proper process to ensure maximization of shareholder value;
        iii. Whether the Director Defendants have breached
fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breaches, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;
        iv. Whether the Director Defendants have wrongfully
failed adequately to seek a purchaser of Zenith at the highest available price and, instead, have agreed to allow control of the valuable assets of defendant Zenith to be acquired by LG at an unfair and inadequate price and without paying an appropriate premium to Zenith's public shareholders;
        v. Whether the structure of LG's acquisition of
control of Zenith is wrongfully coercive and/or will wrongfully impede maximization of Zenith shareholder value;
vi.	Whether defendants have disseminated materially
deficient statements to Zenith's public shareholders;
        vii. Whether the Director Defendants were validly elected at the April 25, 1995 Annual Meeting;
        viii. Whether plaintiff and the other members of the Class will be irreparably damaged by the conduct and transactions complained of herein; and
        ix. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.
    18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
    19. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.
    20. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.
    21. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.
    22. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                         SUBSTANTIVE ALLEGATIONS
                         -----------------------
    23.	Discussions between Zenith and LG apparently commenced
in June 1994 with respect to a possible joint venture involving Zenith's color picture tube plant in Melrose Park, Illinois. Zenith purportedly was seeking $150 million to expand and modernize the plant.
    24. On November 15, 1994, Zenith and LG executed a mutual non-disclosure agreement regarding the exchange of confidential information. The stated purpose of the non-disclosure agreement was to pursue "consideration of a possible investment by [LG] or an affiliate in certain assets of Zenith or in a form of debt, or equity in Zenith." Numerous discussions concerning a possible joint venture between LG and Zenith purportedly occurred over the ensuing several months, and in late March 1995, LG purportedly submitted a proposal to Zenith for a joint venture.
    25. In January 1995, Merrill, Lynch, Pierce, Fenner &
Smith, Inc. ("Merrill Lynch") purportedly began assisting Zenith in exploring possible alternatives focusing on raising equity capital for the Melrose Park expansion and modernization program. Merrill Lynch has previously rendered services to LG Group.
    26. On February 15, 1995, Zenith announced its results for
1994, stating that it had narrowed its four year loss by $83 million in 1994 compared to 1993. Then-Chairman and Chief Executive Officer Pearlman stated "[w]e made significant progress on our road to recovery in 1994 as we focused on our core Consumer Electronics and Network Systems business," and that "[w]hile the pricing environment continues to be difficult, Zenith is emerging as a much stronger competitor."
    27. On February 23, 1995, Zenith announced that following the April 25, 1995 Annual Meeting of Zenith shareholders, Moschner would become President and Chief Executive Officer and Pearlman would retire and remain as Chairman until December 31, 1995.

                      Zenith Solicits Proxies To Elect
                 Directors And Authorize Additional Shares
                 -----------------------------------------
    28. On March 23, 1995, Zenith filed a Schedule 14A in connection with its Annual Meeting of stockholders scheduled for April
25, 1995 (the "March Proxy Statement"). The March Proxy Statement was disseminated to Zenith shareholders, and solicited votes in favor of, among other things, (1) election of the Director Defendants, and (2) authorization to amend Zenith's Certificate of Incorporation to increase the amount of authorized shares of capital stock from 100,000,000 to 150,000,000.
    29. In connection with seeking the election of directors, the March Proxy Statement, among other things, described certain benefits to Zenith Officers and Directors accruing upon a "change in control" of Zenith. The March Proxy Statement provided that in the event of a change in control of Zenith, Directors entitled to retirement benefits under Zenith's Directors' Retirement Plan are entitled to receive a lump sum payment of the discounted present value of the benefits, and that Directors who are not employees are entitled to payment of a lump sum amount equal to the quarterly installments of their annual fee from the date of the change in control to the next scheduled annual meeting.
    30. The March Proxy Statement also described change in control agreements with certain Zenith Executive Officers. According to the March Proxy Statement, the agreements provide for severance pay, which includes salary and bonus, and benefits if the Officer is terminated within two years of a change in control. According to the March Proxy Statement, upon termination within two years after a change in control, the employee will receive: (1) an amount equal to the excess of the highest per share price paid pursuant to the tender or exchange offer or other change in control over the closing price of the Company's shares on the day such employee receives or issues a notice of termination times the number of shares owned by the employee; and (2) upon the extinguishment of the employee's stock option rights, an amount equal to the aggregate spread between the exercise price of all the employee's options (whether or not exercisable) and the higher of the closing price of Zenith's shares on the date of the employee's termination or the highest per share price paid pursuant to the tender offer, exchange offer or other change in control. Other provisions, according to the March Proxy Statement, required Zenith to maintain certain insurance benefits for a period of two years and benefits relating to "excess parachute payments" for which the employee may be liable under the federal income tax code. According to the March Proxy Statement, as of December 31, 1994, Pearlman would be entitled to receive $2,839,000, Moschner would be entitled to receive $1,613,750, McCarthy would be entitled to receive $1,206,000, Kell Benson, Senior
Vice President-Finance and Chief Financial Officer, would be entitled to receive $814,000, John Borst, Jr., General Counsel, would be entitled to receive $790,187, and Michael J. Kaplan, Vice President Human Resources, would be entitled to receive $728,875.
    31. In connection with seeking shareholder authorization to increase Zenith's authorized shares, the March Proxy Statement stated, among other things, that: (1) the Board believed the authorization of additional shares would enable Zenith to continue the permanent equity financing necessary to improve Zenith's capital structure and sustain current capital investment programs and future growth; (2) in March 1995, Zenith commenced sales of common stock under a shelf registration covering up to 6.5 million shares of authorized but unissued shares of which 346,100 had been sold through March 10, 1995;
(3) Zenith was considering conducting one or more additional offerings of common stock, or of debt or preferred stock convertible into common stock during 1995 depending on a number of factors including market conditions and alternative financing; (4) Zenith would continue to issue shares of common stock under its employee benefit plans; (5) the authorization of additional shares would also permit Zenith to be in a position to take advantage of other opportunities for which issuance of Zenith stock might be appropriate although no such other opportunities were currently under consideration; and (6) the availability for issuance of additional shares of common stock could enable the Board of Directors to render more difficult and discourage an attempt to obtain control of Zenith such as in a public or private sale, merger or similar transaction, but that Zenith was not aware of any pending or threatened efforts to obtain control of the Company.
    32. The March Proxy Statement did not disclose any discussions or agreements with, or proposals from, LG.
    33. Further, following dissemination of the March Proxy
Statement, according to the Schedule 14D-9, on April 4, 1995, fully three weeks prior to the Annual Meeting, agreements providing "change in control" benefits to certain Zenith executives, including Moschner and McCarthy, were amended, among other things, to pay "change in control" benefits whether or not the executives are terminated following a "change in control." The agreements with Moschner and McCarthy were amended to provide for an acceleration of vesting of options and restricted stock upon a change of control without regard to a termination of employment. For other long-term incentive programs, the amendment provided for a payment upon a change of control, without regard to a termination of employment, equal to the value of any Zenith shares subject to such award and the amount of any cash long-term incentive award to which the executive would have been entitled, determined as if the employee remained employed for the entire measuring period and all target levels are achieved. The amendment also provides certain tax benefits to Moschner. Moreover, Zenith's Form 10-Q for the quarterly period ended April 1, 1995, filed May 15, 1995, indicates that the agreements with Benson and Kaplan may also have been amended. The
March Proxy Statement was not supplemented to disclose the foregoing amendments to Zenith shareholders prior to the April 25, 1995 Annual
Meeting.
    34. Moreover, according to the Schedule 14D-9, sometime in April 1995 defendant Brooker, Chairman of the Zenith Executive
Committee, was contacted by representatives by a non-United States entity involved in the consumer electronics business (the "Other
Entity") which had an interest in a possible change of control transaction involving Zenith, and on April 24, 1995, prior to the Annual Meeting, Zenith retained Merrill Lynch in connection with either a possible offering of equity or other securities, a possible investment by LG in Zenith or one of Zenith's operating facilities or businesses or another transaction involving a sale of an interest in, or all of, Zenith stock or assets. The March Proxy Statement was not supplemented to disclose to Zenith shareholders any contact relating to a possible change of control transaction, the retention of Merrill Lynch or the possible transactions to be considered by Merrill Lynch, prior to the April 25, 1995 Annual Meeting.
    35. In addition, also prior to the Annual Meeting, according to the Schedule 14D-9, in March and early April 1995, Zenith apparently began the process for a public equity offering which ended in mid-April purportedly in light of Zenith's first quarter results and its expectations for the year. On April 20, 1995, Zenith reported a net loss for the first quarter of 1995 of $24.3 million, or 53 cents per share, compared with a first quarter 1994 net loss of $11.9 million, or 32 cents per share. Although the first quarter results were announced prior to the April 25, 1995 Annual Meeting, the March Proxy Statement was not supplemented to inform Zenith shareholders of the halted public offering, prior to the Annual Meeting.
    36. Zenith's Annual Meeting was held on April 25, 1995, at which the Director Defendants were elected and the additional shares were authorized. The Schedule 14D-9 and Schedule 14D-1 misleadingly indicate that the Annual Meeting was held April 24, 1995. As discussed above, the action taken by Zenith shareholders at the Annual Meeting on April 25, 1995 was based upon materially deficient information.
    37. On May 11, 1995, Zenith announced that it had entered into two new credit agreements totalling $150 million with General
Electric Capital Corporation, Zenith's existing lending group. Moschner was quoted as stating that the increased and extended credit lines
"reflect the leaders' confidence in Zenith's business plan," and that "[i]n addition to providing increased working capital and financing flexibility to run the business, they will help augment other financing activities to support our planned expansion of picture tube production capacity." It was also announced that Zenith's Board approved, subject to funding, a multi-year $150 million plan to expand picture tube production capacity at the Melrose Park plant.
    38. According to the Schedule 14D-9, Zenith was precluded by an April 28, 1995 agreement with the Other Entity from discussing any sale of Zenith stock with any other party for a two week period ending
May 15, 1995.  Moschner apparently advised LG on May 16, 1995 that
Zenith had been approached on an unsolicited basis by another entity about a possible change in control transaction. LG purportedly indicated shortly thereafter that it would consider making a proposal to Zenith concerning a possible investment in Zenith as well as to proceed with a joint venture.
    39. The Zenith Board, however, did not fulfill its duty adequately to explore the availability of alternatives to maximize shareholder value and obtain the highest value reasonably available to Zenith shareholders in a sale of control. According to the Schedule
14D-9, on May 23, 1995, the Executive Committee of the Zenith Board authorized discussions only with LG and the Other Entity, and with two "financial buyers" to ascertain their interest in a private equity investment in Zenith. Merrill Lynch was not authorized to solicit other third party indications of interest or an acquisition of all or any part of Zenith. Nor, apparently, did the Zenith Board, Zenith management or other Zenith advisors undertake any such solicitation.
    40. Purportedly, discussions on unspecified dates during May and June 1995 between Zenith and the Other Entity regarding a combination, including the structure and terms of a possible transaction, resulted in a proposal by the Other Entity of a transaction which was rejected and answered by Zenith with a counter-proposal.
According to the Schedule 14D-9, the counter-proposal was "not accepted."
    41. Purported discussions with LG, including proposals and revised proposals, apparently led to two alternative proposals by LG on June 27, 1995. The first proposal involved a tender offer for 17,863,000 shares of Zenith stock at $10 per share in cash, the purchase of 7,882,000 shares of stock from Zenith at $7.875 per share in cash and the purchase of 10,118,000 shares of common stock from Zenith at $10 per share in cash. The second proposal involved a joint venture to own the Melrose Park plant. The Zenith Board of Directors, however, apparently determined to sell control of Zenith. The Zenith Board of Directors apparently authorized management to commence negotiations with LG concerning only the first proposal, and Zenith notified the Other Entity of the negotiations with LG and offered to provide updated information to the Other Entity.
    42. According to the Schedule 14D-9, no information was requested by the Other Entity, and on July 11, 1995, LG delivered a revised proposal to make a tender offer to Zenith's stockholders for 18,619,000 shares of common stock at $10 per share in cash and to purchase 16.5 million common shares from the Company for $10 per share.

                       Zenith Agrees To Sell Control
                         To LG Without An Adequate
                    Process To Maximize Shareholder Value
                    -------------------------------------

    43. On July 17, 1995, Zenith announced that LG agreed to acquire a 57.7% controlling stake in Zenith for $10 per share, or approximately $350 million (the "Transaction"). On July 17, 1995,
Zenith and LG entered into the Agreement (defined above) which contemplates a tender offer for 18.619 million shares of Zenith stock at $10 per share (the "Tender Offer"), and an acquisition from Zenith 16.5 million newly issued Zenith common shares for $10.00 per share (the
"Share Issuance"). The Transaction, including the purchase of shares pursuant to the Tender Offer and Share Issuance, is subject to a majority vote of Zenith shareholders for which Zenith will disseminate a Proxy Statement.
    44. The Agreement required Zenith immediately to cease any existing discussions or negotiations with third parties regarding an acquisition, and not to initiate, solicit or encourage discussions with third parties regarding an acquisition unless based upon the written advice of outside legal counsel the failure to do so would be contrary to the Board's fiduciary obligations. Zenith also agreed to amend its Rights Agreement to specifically exempt LG and its affiliates, and to pay a Termination Fee of $7,230,800. the Agreement also provides that immediately upon the acquisition of control the Zenith Board shall consist of six designees of LG, Moschner and three purportedly independent directors from Zenith's Board.
    45. The Agreement also acknowledges that the Transaction will trigger certain "change of control" benefits under agreements with to Zenith Officers and Directors, and that the benefits are identified in a July 17, 1995 letter from Zenith to LG (the "Company Letter"). The Company Letter, although not disclosed, apparently includes a schedule of benefit payments required to be made and stock options and restricted shares which will vest. LG agreed to perform each of the obligations pursuant to such agreement.
    46. During 1995, Zenith stock has traded as high as $12.00 per share. On July 14, 1995, the last trading day prior to announcement of the Transaction, Zenith stock closed at $8-1/2 per share. Thus, the $10 per share price represents less than an 18 percent premium over the pre-announcement market price. Moreover, because the only premium above market to be paid to the public shareholders will be in the Tender Offer for only 18.619 million of the over 46 million Zenith shares outstanding, Zenith public shareholders will receive only a portion of the already inadequate premium in the sale of control of Zenith. Yet, by virtue of change in control benefits, Zenith Officers and Directors apparently will receive, among other things, benefits based upon the full, not prorated, $10 per share Tender Offer price.
    47. Under the structure of the Transaction, the only opportunity for Zenith shareholders to obtain any premium on the sale of control will be by tendering into the Tender Offer. Moreover, the Tender Offer is conditioned on the shareholder vote. Thus, Zenith shareholders are coerced into tendering into the Tender offer and voting in favor of the Tender Offer and Share Issuance in order to obtain any premium and attempt to mitigate the extent of their future position as minority shareholders of an LG-controlled entity.
    48. The Transaction also unfairly favors Zenith Officers and Director, particularly Moschner and McCarthy, at the expense of Zenith's public shareholders. The Agreement guarantees the payment of change in control of benefits to Zenith Officers and Directors. It thus appears not only that Zenith Officers and Directors will receive substantial benefits as a result of the change in control, but also that options and shares subject to the change in control provisions for Zenith Officers and Directors will be valued at the full $10 per share Tender offer price while Zenith's public shareholders will receive only a prorated portion of the already inadequate premium.
    49. On July 21, 1995, Zenith announced a second quarter net loss of $45.3 million or 97 cents per share, compared with a net loss of $8.4 million or 20 cents per share in the second quarter of 1994. However, second quarter 1995 results included $18 million in special charges for severance and other non-recurring items.

                          Defendants Commence A
                     Materially Deficient Tender Offer
                     ---------------------------------

    50. On July 24, 1995, LG commenced the Tender Offer and disseminated the Schedule 14D-1. Zenith also disseminated its Schedule 14D-9. The Tender Offer will expire unless extended at 12:00 midnight September 19, 1995. As discussed more particularly below, the Schedule 14D-9 and Schedule 14D-1 were materially deficient.
    51. The Schedule 14D-9 states that in determining to make its recommendations, the Board considered the written and oral presentations of Merrill Lynch and the written opinion of Merrill Lynch to the effect that, from a financial point of view, the proposed consideration to be received by the Company and its stockholders in the proposed transactions, taken as a whole, is fair to the Company and such stockholders. However, the Schedule 14D-9 fails to provide material facts relating to the Merrill Lynch presentations and opinions, including the range of values for Zenith, discounted cash flow analysis, comparable traded companies analysis or comparable acquisitions analysis. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.
    52. The Schedule 14D-9 states that in determining to make its recommendations the Board considered the views of management and the Company's financial advisors as to the unlikelihood of a superior transaction. However, the Schedule 14D-9 fails to provide the factual basis or rationale for the views as to the unlikelihood of a superior transaction. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.
    53. The Schedule 14D-9 states that on April 4, 1995,
Zenith amended certain "change in control" agreements it has with certain executive officers, and, more particularly, that the agreements with Moschner and McCarthy were amended to provide, among other things, for acceleration of the vesting of benefits including options and restricted stock upon a change of control whether or not the executives are terminated. Also, the Form 10-Q filed by Zenith on May 15, 1995 indicates the agreements with Benson and Kaplan may also have been amended. Further, the Company Letter apparently includes a schedule of "change of control" payments required to be made, stock options which vest and restricted shares which vest in connection with the Transaction. However, the Schedule 14D-9 and Schedule 14D-1 fail to disclose the contents of the Company Letter, state the benefits and payments to be received under the amended agreements or the value to be attributed to the options and restricted stock held by the executives. The omitted information is material to shareholders' assessment of conflicts of interest and whether Zenith Officers and Directors are disproportionately benefitting by the sale of control of Zenith.
    54. The Schedule 14D-9 and Schedule 14D-1 state that in late March 1995 LG submitted a proposal to the Company for a joint venture and the parties subsequently discussed a number of "revised proposals" with the last proposal being submitted to Zenith at the June 27, 1995 Zenith Board meeting. However, the Schedule 14D-9 and Schedule 14D-1 fail to state the structure, terms or timing of any LG proposal or revised proposal prior to the alternative proposals delivered at the June 27, 1995 Board meeting. Further, neither the Schedule 14D-9 nor the Schedule 14D-1 states the terms or structure of the joint venture proposal made by LG on June 27, 1995. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.
    55. The Schedule 14D-9 and Schedule 14D-1 state that
Zenith and the Other Entity discussed the structure and terms of a possible transaction, that the Other Entity proposed a transaction which was rejected by Zenith, and that Zenith made a counter-proposal which was "not accepted". The Schedule 14D-9 and Schedule 14D-1 further state that neither the transaction proposed by the Other Entity nor the counter-proposal involved payment to Zenith stockholders, and that the proposal was at a per share value less than the Tender Offer price. However, neither the Schedule 14D-9 nor the Schedule 14D-1 states the structure, terms or timing of the proposed transaction or counter-proposal or whether the counter-proposal was affirmatively rejected by the Other Entity. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.
    56. The Schedule 14D-9 and Schedule 14D-1 state that in
April 1995 defendant Brooker was contacted by representatives of the Other Entity. However, the Schedule 14D-9 and Schedule 14D-1 fail to state the date in April when defendant Brooker was contacted and the substance of the communication. The date is material in view of the statement that Merrill Lynch was retained on April 24, among other things, to consider an alternative transaction including the sale of an interest in or all of Zenith's stock of assets. The date also is material to whether Zenith shareholders were provided with all available material information in connection with the April 25, 1995 Annual Meeting.
    57. The Schedule 14D-9 and Schedule 14D-1 state that in
May and June 1995 Zenith and its advisors had discussions with the Other Entity, and the Schedule 14D-9 and Schedule 14D-1 provide specific dates in May and June 1995 of contacts between Zenith and LG. However, the
Schedule 14D-9 and Schedule 14D-1 fail to provide specific dates in May and June on which Zenith and the Other Entity had discussions, including, as discussed above, the date the Other Entity proposed a transaction, the date Zenith rejected the proposal, and the date Zenith made a counter-proposal. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.
    58. The Schedule 14D-9 also stated that in making its recommendations the Board considered the fact that the additional financing from the Share Issuance will permit the Company to complete its planned expansion and modernization program for the Melrose Park plant and the Board's belief that such program is a necessary element to Zenith's efforts to achieve and sustain future profitability, and the fact that the Board concluded, based in part upon the advice of its financial advisor, that alternative financing of similar magnitude to LG's proposal was not reasonably available at the current time.
However, the Schedule 14D-9 fails to disclose the factual basis for the Board's conclusion that alternative financing of a similar magnitude was not reasonably available, particularly given Zenith's announcement on May 11, 1995 of its extension of current credit agreements. Further, the Schedule 14D-9 fails to explain the basis for the Board's apparent rejection of the June 27, 1995 LG joint venture proposal in favor of a sale of control, or the basis for the Board's apparent determination that a sale of control was necessary to obtain the financing, particularly given that at least LG apparently was willing to engage in a joint venture as an alternative to a purchase of control. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.
    59. Defendants, acting in concert, have violated fiduciary duties owed to the public shareholders of Zenith and put certain of defendants' own personal interests and the interests of defendant LG ahead of the interests of the Zenith public shareholders.
    60. The Director Defendants who approved the Transaction apparently were elected at the April 25, 1995 Annual Meeting based upon materially deficient information, as discussed above.
    61. Further, the Director Defendants apparently failed to
(1) undertake an adequate evaluation of Zenith's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Zenith's value and/or attractiveness as a merger/acquisition candidate;
(3) effectively expose Zenith to the marketplace in an effort to create an active and open auction for Zenith or its assets; (4) evaluate adequately Zenith's value for purposes of structuring and timing any sale of control to maximize the premium to Zenith's public shareholders; or (5) disclose completely all material facts to Zenith shareholders in connection with the Tender Offer. Instead, defendants have agreed to a sale of control of Zenith to LG pursuant to terms which will coerce Zenith shareholders to tender into the Tender Offer, impede maximization of shareholder value including the prospect of other potential bidders to acquire Zenith or its assets, and prevent Zenith shareholders from obtaining a fair premium for control of Zenith.
    62. While the Director Defendants should continue to seek out other possible purchasers of the assets of Zenith or its stock in a manner designed to obtain the best transaction reasonably available for Zenith's shareholders, or seek to enhance the value of Zenith for all its current shareholders, they have instead resolved wrongfully to allow LG to obtain control of the valuable assets of Zenith at an inadequate price which disproportionately benefits LG.
    63. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Zenith's public shareholders. These maneuvers by the defendants will deny members of the Class of an appropriate premium in the sale of control of Zenith and the opportunity to share appropriately in the true value of Zenith's assets, future earnings and businesses.
    64. In contemplating, planning and/or effecting the foregoing, defendants are not acting in good faith toward plaintiff and the Class, and defendants have breached, and are breaching, fiduciary duties to plaintiff and the Class.
    65. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Zenith and because they are in possession of private corporate information concerning Zenith's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Zenith. Further, LG has apparently been given access to such information regarding Zenith.
    66. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to exercise loyalty, good faith, due care and complete disclosure toward Zenith and its public shareholders.
    67. As a result of the actions of the Defendants, plaintiff and the Class have been and will be damaged in that they will not receive the best value available for sale of control of Zenith given the true value of its assets and business, and have been and will be prevented from obtaining the highest value available for their shares of Zenith common stock.
    68. Unless enjoined by this Court, the Director Defendants will continue to breach fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.
    69. Plaintiff has no adequate remedy at law.
    WHEREFORE, plaintiff demand judgment as follows:
 A. Declaring that this action may be maintained as a class action;
 B. Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;
 C. Invalidating the shareholder vote at the April 25, 1995
Annual Meeting, including the election of Directors and share authorization, based upon the materially deficient information provided to Zenith shareholders in connection therewith;
 D. Invalidating the Agreement;
 E. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed Transaction that is not fair and equitable, and enjoining any improper device, agreement or transaction which will impede maximization of shareholder value;
 F. Ordering the Director Defendants to conduct a proper process to explore the availability of alternatives to maximize shareholder value and to disseminate completely all material information relating to the Transaction;
 G. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;
 H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and
 I. Granting such other and further relief as may be just and proper.

Dated:  July 27, 1995                   CHIMICLES, JACOBSEN & TIKELLIS

                                        /s/ Robert J. Kriner, Jr.
                                        ----------------------------
                                        Pamela S. Tikellis
                                        James C. Strum
                                        Robert J. Kriner, Jr.
                                        One Rodney Square
                                        P.O. Box 1035
                                        Wilmington, DE 19899
                                        (302) 656-2500

                                        Attorney for Plaintiff

OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
Jeffrey G. Smith, Esquire
270 Madison Avenue, 9th Floor
New York, New York 10016